UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On October 29, 2024, WANG & LEE Group, Inc. (the “Company”) held the Company’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”) at Unit B, 11/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. On October 3, 2024 (the “Record Date”), the record date for the Annual Meeting, there were 15,093,847 of the Company’s Ordinary Shares issued and outstanding and entitled to vote at the Annual Meeting. 12,260,543 Ordinary Shares, which represented 81.23% of the votes of the outstanding Ordinary Shares in the Company, of which were represented in person or by proxy. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date. Three items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders ratified and approved the appointment of AOGB CPA Limited as the auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor. The voting results were as follows:

For	Against	Abstain
12,260,543	445	0

2. Shareholders elected all of the five nominees for directors to serve until the next annual meeting of shareholders. The voting results were as follows:

	FOR	AGAINST	WITHHOLD/ABSTAIN
Pui Lung Ho	12,260,475	513	0
Olivia Sarah Annabel Marion Serre	12,260,470	518	0
Juan Ruiz-Coello	12,242,070	18,918	0
Chun Yip, Edmund Chan	12,241,975	19,013	0
Wood Shing Kei Sze	12,241,970	19,018	0

3. Shareholders approved the 2024 Equity Incentive Plan and the Hong Kong Sub-Plan (the “Equity Incentive Plan Proposal”). The voting results were as follows:

For	Against	Abstain
12,235,974	21,514	3,500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2024	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer